Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the SunCoke Energy, Inc. Long-Term Performance Enhancement Plan and the SunCoke Energy, Inc. Retainer Stock Plan for Outside Directors of our reports (a) dated March 23, 2011, with respect to the combined financial statements of SunCoke at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and (b) dated June 3, 2011, with respect to the balance sheet of the SunCoke Energy, Inc. as of March 31, 2011 included in SunCoke Energy, Inc.’s Registration Statement on Form S-1 (No. 333-173022) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

August 18, 2011